Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Coca-Cola Enterprises, Inc.

Subject Company: Coca-Cola Enterprises, Inc.

Commission File Number: 001-34874

Date: February 18, 2016

John F. Brock CEO Damian Gammell COO Nik Jhangiani CFO

Forward-Looking Statements This communication may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from The Coca-Cola Company’s (“KO”), Coca-Cola Enterprises, Inc.’s (“CCE”) or Coca-Cola European Partners Limited’s (“CCEP”) historical experience and their respective present expectations or projections, including expectations or projections with respect to the transaction. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) KO’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; risks and uncertainties relating to the transaction, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on KO’s or CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to CCEP or the transaction could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, the potential failure to retain key employees of CCE, Coca-Cola Iberian Partners, S.A.’s (“CCIP”) or Coca-Cola Erfrischungsgetränke AG (“CCEAG”) as a result of the proposed transaction or during integration of the businesses and disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in KO’s and CCE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2015, subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which filings are available from the SEC, and the registration statement on Form F-4, file number 333-208556, that includes a preliminary proxy statement of CCE and a preliminary prospectus of CCEP, which was filed with the SEC by CCEP. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of KO, CCE, CCIP or CCEP undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. None of KO, CCE, CCIP or CCEP assumes responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of their respective public statements may prove to be incorrect.

No Offer or Solicitation/No Profit Forecast No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Important Additional Information and Where to Find It CCEP has filed with the SEC a registration statement on Form F-4, file number 333-208556, that includes a preliminary proxy statement of CCE and a preliminary prospectus of CCEP. The registration statement has not been declared effective by the SEC and the information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to CCE’s stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the proxy statement/prospectus (when available) and other related documents filed by KO, CCE or CCEP with the SEC regarding the proposed transaction as well as other filings containing information, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to KO’s Investor Relations department at (404) 676-2121, or to CCE’s Investor Relations department at (678) 260-3110, Attn: Thor Erickson – Investor Relations. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from KO’s website at www.coca-colacompany.com under the heading “Investors” and CCE’s website at www.cokecce.com under the heading “Investors.” Neither the contents of KO's website nor the contents of any other website accessible from hyperlinks on KO's website is incorporated into, or forms part of, this communication. Participants in Solicitation KO, CCE and CCEP and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the preliminary proxy statement/prospectus filed with the SEC. You can find information about KO’s and CCE’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 12, 2015, and March 11, 2015, respectively. You can obtain free copies of these documents from KO and CCE, respectively, using the contact information above. Information regarding CCEP’s directors and executive officers is available in the preliminary proxy statement/prospectus filed with the SEC. No Profit Forecast No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that revenues, EBITDA, earnings per share or any other metric will necessarily be greater or less than those for the relevant preceding financial periods for CCE, CCIP, Coca-Cola Erfrischungsgetränke AG (“CCEAG”) or CCEP, as appropriate. No statement in this announcement constitutes an asset valuation. Subject to its legal and regulatory obligations, neither CCEP, nor any of its agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the statements contained in this document to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based. In no circumstances shall the provision of this document imply that no negative change may occur in the business of CCE, CCIP, CCEAG or CCEP, as appropriate, after the date of provision of this document, or any date of amendment and/or addition thereto.

No Profit Forecast (continued)/Non-GAAP Financial Measures This document is not a prospectus for the purposes of the Prospectus Directive. A prospectus prepared pursuant to the Prospectus Directive is intended to be published, which, when published, will be available from CCEP at its registered office. Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the prospectus. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in any relevant Member State) and includes any relevant implementing measure in the relevant Member State. Any offer of securities to the public that may be deemed to be made pursuant to this communication in any member states of the European Economic Area (“EEA Member States”) that has implemented the Prospectus Directive is addressed solely to qualified investors (within the meaning of the Prospectus Directive) in that Member State. The information contained in this document is directed solely at persons (1) outside the United Kingdom, (2) within the United Kingdom (i) having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Market Act (Financial Promotion) Order 2005 (the “Order”) and (ii) to persons of a kind described in Article 49(2) (a) to (d) of the Order and (3) in EEA Member States to persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (all such persons together being referred to as “Relevant Persons”). Any investment activity to which this document relates is only available to, and will only be engaged in with, Relevant Persons. This document and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person. Persons who are not Relevant Persons must not rely on or act upon the information contained in this document. This document is not intended to form the basis of any investment activity or decision and does not constitute, may not be construed as, or form part of, an offer to sell or issue, or a solicitation of an offer or invitation to purchase or subscribe for, any securities or other interests in CCEP or any other investments of any description, a recommendation regarding the issue or the provision of investment advice by any party. No information set out in this document or referred to herein is intended to form the basis of any contract of sale, investment decision or any decision to purchase securities in CCEP. No reliance may be placed for any purposes whatsoever on this document (including, without limitation, any illustrative modeling information contained herein), or its completeness. This document should not form the basis of any investment decision and the contents do not constitute advice relating to legal, taxation or investment matters on which recipients of this document must always consult their own independent professional advisers on the merits and risks involved. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures. These non-GAAP measures are provided to allow investors to more clearly evaluate the operating performance and business trends of CCE, CCIP, and CCEAG. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability. See the reconciliations of GAAP to non-GAAP measures on slides 11, 12, 21, 24, and 27, and slides 30 and 31 for a list of all items impacting comparability. NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

Agenda Financial Overview Next Steps & Key Takeaways CCE & CCEP Overview Operating Overview

CCE Vision & Operating Framework Be the best beverage sales and service company Vision Deliver Consistent Long-Term Profitable Growth Strategic Priorities category value growth LEAD at serving our customers with world class capabilities EXCEL an inclusive and passionate culture DRIVE

Comments FMCG vs. NARTD Retail Value Growth CCE – Topline Growth is Our Priority FMCG NARTD AC Nielsen, CCE territories (data not available for Norway & Sweden), rounded Fast moving consumer goods (FMCG), Non-alcoholic ready-to-drink (NARTD) CCEP will Help Drive Shareowner Value in a Challenging Environment FMCG and NARTD have been negatively impacted by the challenging economic conditions NARTD continues to grow faster than the FMCG average

2015 Highlights2 CCE – 2015 Highlights Operating income up 1.5% with net sales down (0.5%) EPS up 8.5% Solid free cash flow of $633M Delivering Shareowner Value1 1. 10-K 2. Earnings Release on February 11, 2016; 2015 growth figures are comparable and currency neutral Continued Focus on Generating Cash and Driving Shareowner Value Share Repurchase Dividends ~$1.2B ~$1.2B ~$0.9B

Merger Overview Norway Sweden Netherlands Germany France Great Britain Iceland2 Spain Portugal Andorra Luxembourg Monaco Belgium 1. The Coca-Cola Company (TCCC) 2. Owned by controlling shareowner of CCIP; to be owned by CCEP or a CCEP subsidiary after the transaction Combines operations of CCE, Iberian, and German bottlers into a new Western European bottler, CCEP CCE shareowners to own 48%, CCIP shareowners to own 34%, and TCCC to own 18% of CCEP on a fully diluted basis CCE shareowners to receive one share of CCEP and a one-time cash payment of $14.50 per share of CCE CCEP will be headquartered and incorporated in the UK Listings on the Euronext Amsterdam, NYSE, Euronext London, and Spanish stock exchanges are being pursued

CCEP Enables Greater System Alignment CCEP Enables Changes… …Anticipated Benefit New level of partnership with TCCC… Closer collaboration & alignment Best practices from 3 bottlers… Efficiency & effectiveness measures Better ways of operating for the newly combined entity… Synergies & improved operating model

Build a robust plan to realize synergies while reigniting and capturing growth for CCEP and TCCC across Western Europe DELIVER 2016 Operating Goals Close the Transaction and Integrate 3 Bottlers Successful and Growing Operations Vast majority of employees in each of the 3 bottlers focused on delivering 2016 business plans Cross entity/functional teams focused on closing the deal on time and Day 1 readiness Clear Focus and an Integrated Approach 11_85 12_85 13_85 14_85 INTEGRATION STEERING COMMITTEE Cross entity leadership stewarding CCEP’s formation Building a Platform for Growth

Merger Progress & Timeline EU Commission clearance received Obtain approval of EU prospectus Obtain CCE shareowner vote to approve the transaction On-Track to Close the Deal by the End of 2Q 2016 ✓

Agenda CCE & CCEP Overview Operating Overview Financial Overview Next Steps & Key Takeaways

Initial Observations Damian Gammell Leading brands in a growing category World-class capabilities Passionate people who want to win Headroom for growth Background CCE Observations 24 years experience in the Coca-Cola System Most recently CEO of Anadolu Efes Former CEO of Coca-Cola İçecek, former CEO of CCEAG, former Commercial Director of Coca-Cola Amatil, former CEO of Coca-Cola Hellenic Russia While Realistic About the Environment, Focus is on Reigniting Growth and Realizing CCEP Opportunities

CCE – Delivering Growth in 2016 Highlights Environment is expected to continue to limit topline growth for FMCG in 2016 Growth areas exist (e.g. Coca-Cola Zero, energy, stills, water) Teams are focused on reigniting growth in 2016

Coke Zero Consumption (Indexed to Belgium) CCE – Building on Coke Zero Growth 2016 Plans Leverage increased media investment Drive recruitment & sampling Focus on immediate consumption and package innovation Internal reports, rounded Opportunity to Increase Consumption in Our Largest Markets Consumption of Coke Zero in the past 4 weeks in Belgium 0.3x 0.5x

CCE – Growing Energy New Monster “Ultra” Variants: Zero sugar, Zero Calorie Territory expansion into the Netherlands CCE Energy Portfolio Volume Growth CCE Internal reports, rounded +18% CAGR Since 2009 A Track Record of Meaningful Growth

2016 Plans CCE – Innovating Sparkling New IC Packages (e.g. Coca-Cola Zero Cherry) Expansion of Finley FC packaging (6x250ml) Expanded distribution of Appletiser (Belgium) Added Finley “mocktail” flavors: Mojito & Pina Colada (France & Belgium) 18

CCE – Innovating Stills 2016 Plans Expanding Capri Sun variant: Fruit Crush (Belgium) Rolling out new 14-pack Fruity Water and Fruit Crush (the Netherlands) Building on success of smartwater in Great Britain 6x600ml 850ml

CCE – Growing Cold Drink Returns Coolers / Cold Drink Equipment New Coke™ equipment placements and cooler designs High-impact Monster placements for entire energy portfolio Improving Our Return on Cold Drink Equipment

CCE – Leveraging UEFA Euro 2016 France June 10 – July 10 International Scale 6 Month Opportunity 2.5M fans in attendance (5M visitors) 51 games in 10 host cities 24 teams 5 teams qualified from CCE territories 9 teams qualified from CCEP territories On-package promotions Package innovation POS activation / displays Media Digital Marketing Programming on a Larger Scale Than the World Cup

2016 Marketing Global Campaign: ‘Taste the Feeling’ Last year, in CCE markets, we integrated our marketing and packaging for Coke TM brands ‘Taste the Feeling’ builds on this work and takes it to the next level Promoting the Coca-Cola brand and the benefits of each product Coke with Meals ALWAYS “ON”

CCE Key Operations Takeaways Even with the challenging FMCG environment, we see growth opportunities ahead Focused on growing profitably and driving shareowner value Looking forward to new CCEP opportunities

CCEP Observations Norway Sweden Netherlands Germany France Great Britain Iceland* Spain Portugal Andorra Luxembourg Monaco Belgium *Owned by controlling shareowner of CCIP; to be owned by CCEP or a CCEP subsidiary after the transaction Largest independent Coca-Cola bottler based on net sales Serving over 300 million consumers across 13 countries Value and volume share leadership in the large and growing NARTD category Headroom for growth

CCEP Headroom for Category Growth

Category Mix & CCEP Value Share[1]


Sparkling
Still
Water
31%
17%
52%
46%
30%
24%
CCEP
Opportunity
~71%
24%
4%
1%
NARTD Volume
NARTD Value
CCEP Value Share

Comments

- Measured channels are ~$55B in retail sales[1]
- Total NARTD category is $125B+ inclusive of non-measured channels[2]
- CCEP opportunity to grow share and grow the category

Growing the Category and Share Offers Significant Headroom for Growth

2016 CAGNY

1. FY 2015 AC Nielsen; Euro/USD converted @ 1.20
2. FY 2015 AC Nielsen, 2015 Canadean estimate, internal reports, rounded

25

CCEP – Developing a System Aligned Plan to Reignite Topline Growth Customer Franchise Growth Consumer Franchise Growth ALIGNED PLANS TO IMPROVE… Connecting with More Consumers and More Customers, More Often

CCEP Actionable Opportunities for Growth Revenue Opportunities Revenue Growth Management Price, penetration, and incidence Stills Growth Innovation and share growth Per Capita Consumption Growth Expand beverage occasions, Leverage best practices from high to low per cap markets Expense Opportunities Controlling COGS Commodity management Manufacturing efficiency Reducing SD&A Support function synergies Delivery efficiency

CCEP Operating Framework to Enable Growth is Being Developed Around Core “5 Cs” Offer products Consumers love Drive mutual growth as a valued and trusted Customer partner Be a trusted and respected company Colleagues are proud of Be a respected, innovative, fast moving, world class bottling Competitor Partner with The Coca-Cola Company through aligned interests as a role model bottler Drive Consistent, Long-term Profitable Growth and Shareowner Value

CCEP Enables a New Partnership Framework with The Coca-Cola Company DEVELOP new ways of working together to drive low cost, speed, and scale FOCUS on best-in-class in market execution ENABLE & LEVERAGE low cost and flexible supply chain INCREASE return on trade spend investments Drive Aligned Value Growth for Customers and the Coca-Cola System

Better System Alignment

Example: New CCE/TCCC Economic Model - Illustrative

CCE TCCC

Historic Model


2Ltr
500ml

Unbalanced profit split by package

New Model


2Ltr
500ml

Better aligns profit interests: rates set at a brand & package level vs. a summary level

Better aligns timing: ~real-time rates vs. ~18 month lag

Improves speed of decision making: a preset framework for plan changes vs. ad hoc negotiations

Better Coordination, Combined With Aligned Vision and Economic Interests, Will Drive Value for CCEP

2016 CAGNY
30

CCEP Preparing for Day 1 Sales and customer management Supply chain operations Support functions System partnering Guiding Principles for CCEP Look to Leverage Best Practices Be customer centric and support the front line Empower and place accountability with countries Look to centralize activities that achieve scale or enable a common approach Provide growth opportunities to our people Focused on a Successful Day 1 Operational Readiness

CCEP Key Operations Takeaways There is significant headroom for growth CCEP enables improved System alignment CCEP creates incremental opportunities CCEP Creates Opportunities to Drive Shareowner Value

Agenda CCE & CCEP Overview Financial Overview Operating Overview Next Steps & Key Takeaways

CCE Financial Approach Drive Cash from Operations Grow operating income Improve free cash flow conversion Invest CapEx prudently Optimize Capital Structure Maintain target leverage range Opportunistically Invest and/or Return Cash to Shareowners Invest in high return M&A opportunities and/or return cash to shareowners While These are Priorities for CCE, We Believe Our Focus on These Now, and in the Future, Will Drive Shareowner Value

Capital Structure 1. 10-K, Net Debt is total 3rd party debt less cash & cash equivalents, comparable EBITDA 2. Pro forma FY 2010 assumes D&A of low to mid $300M 3. Year-end targets CCE and CCEP Capital Structure Approaches are Similar and Provide Balance Sheet Flexibility CCE Capital Structure CCEP Capital Structure Committed to investment grade capital structure Expected to have 2015 pro forma net debt to EBITDA ratio of ~3.5x after ~$3.3B in new debt Expect to de-lever to ~2.5x net debt to EBITDA by year-end 2017 Intend to operate within a 2.5x to 3.0x net debt to EBITDA ratio longer term3 Net Debt to EBITDA1

CCE Returning Cash to Shareowners A track record of meaningful returns ~$9B of cash returned (since formation of new CCE through YE15)1 9 consecutive years of dividend increases (2016E +7%)1,2 CCEP CCEP to target attractive total return to shareowners Expected dividend payout of 30% to 40% of net income over time Potential for excess cash return to shareowners to resume once appropriate net leverage reached CCE and CCEP Capital Return Approaches are Focused on Driving Shareowner Value 1. 10-Ks 2. CCE internal reports, rounded

CCEP Income Statement (Preliminary 2015) Unaudited CCEP Financials Notes US prospectus is US GAAP and $ European prospectus will be IFRS and € FY 2015 financials are expected in March 2016 In 2015, CCEAG and CCIP had net sales growth of 2% and 3% respectively Preliminary 2015 (in millions) $ Comparable € Comparable Net Sales $ 12,175 € 10,975 Operating Income $ 1,575 € 1,425 EBITDA $ 2,050 € 1,850 Internal reports, rounded Additional Financial Details to be Provided in the Coming Months – Growth in 2016 Expected to Remain Challenging

CCEP Upcoming Financial Objectives Key Objective Deliver 2016 Business Plans Ensure CCEP Closes on Time Successfully Launch CCEP Each company, CCE, CCIP, and CCEAG, continues to operate independently to deliver 2016 business plan Collectively ensure European and US listing process requirements are met on time Ensure successful integration of three bottlers, refine and capture synergies by developing new ways of running the business, work to improve growth outlook Select Highlights In Addition to These Key Financial Objectives, We Will Be Working to Engage Key Stakeholders and Communicate the CCEP Story

CCEP Provides Opportunity for Growth Shared vision to drive topline growth in Western Europe Targeted to realize annual run-rate pre-tax savings of approximately $350 to $375 million within 3 years of closing Continued focus on robust cash flow generation While Synergies Fuel Mid-Term Growth, Focus is on Improving Net Sales and Operating Income Growth

Key Financial Takeaways Realistic about the continued challenging environment History of, and commitment to, managing the levers of our business to deliver value Excited about the opportunities to create value with the formation of CCEP Focus on Generating Cash from Operations, Consistent Long-Term Profitable Growth, and Driving Shareowner Value

Agenda Next Steps & Key Takeaways Operating Overview Financial Overview CCE & CCEP Overview

CCE Sustainability Plan 34 targets & stretch commitments Strong alignment with The Coca-Cola Company Responds to stakeholder expectations and feedback 10th Annual Sustainability Report 2014/15 CCE CRS Report Well-Being Energy & Climate Change Sustainable Packaging & Recycling Reduce calories across our portfolio by 10% and help 3 million people to become more physically active CCEP is Expected to Adopt CCE Approach to CRS Grow our business while reducing our absolute carbon footprint by 50% Ensure that 40% of the PET we use is recycled and/or from renewable materials

People Experienced teams Solid bench strength Focus on sales and front line capabilities Leveraging diversity An Attractive Work Environment with Growth Opportunities is a Focus of CCE and CCEP

Challenges and Opportunities NARTD growth continues to outpace FMCG with headroom for growth Consumer preferred brands Employees who want to win New opportunities with CCEP (e.g. best practices, synergies, better system alignment) Challenges Opportunities Soft FMCG environment Risk of increased taxes Increasing focus on health and well-being We are Optimistic Long-Term, Realistic About the Challenges, and Looking Forward to the New Opportunities CCEP Creates

Key Takeaways Collectively, CCE, CCIP, CCEAG, and TCCC are Working to Ensure a Successful Launch of CCEP, Improve the Growth Outlook, and Develop Business Plans to Deliver Value for Shareowners Significant progress has been made toward closing the deal and establishing CCEP The proposed merger is the right next step for CCE On-track to close transaction by end of second-quarter 2016

John F. Brock CEO Damian Gammell COO Nik Jhangiani CFO

Forward-Looking Statements

This communication may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from The Coca-Cola Company’s (“KO”), Coca-Cola Enterprises, Inc.’s (“CCE”) or Coca-Cola European Partners Limited’s (“CCEP”) historical experience and their respective present expectations or projections, including expectations or projections with respect to the transaction. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) KO’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; risks and uncertainties relating to the transaction, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on KO’s or CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to CCEP or the transaction could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, the potential failure to retain key employees of CCE, Coca-Cola Iberian Partners, S.A.’s (“CCIP”) or Coca-Cola Erfrischungsgetränke AG (“CCEAG”) as a result of the proposed transaction or during integration of the businesses and disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in KO’s and CCE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2014, subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which filings are available from the SEC, and the registration statement on Form F-4, file number 333-208556, that includes a preliminary proxy statement of CCE and a preliminary prospectus of CCEP, which was filed with the SEC by CCEP. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of KO, CCE, CCIP or CCEP undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. None of KO, CCE, CCIP or CCEP assumes responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of their respective public statements may prove to be incorrect.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information and Where to Find It

CCEP has filed with the SEC a registration statement on Form F-4, file number 333-208556, that includes a preliminary proxy statement of CCE and a preliminary prospectus of CCEP. The registration statement has not been declared effective by the SEC and the information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to CCE’s stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the proxy statement/prospectus (when available) and other related documents filed by KO, CCE or CCEP with the SEC regarding the proposed transaction as well as other filings containing information, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to KO’s Investor Relations department at (404) 676-2121, or to CCE’s

Investor Relations department at (678) 260-3110, Attn: Thor Erickson – Investor Relations. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from KO’s website at www.coca-colacompany.com under the heading “Investors” and CCE’s website at www.cokecce.com under the heading “Investors.”

Neither the contents of KO’s website nor the contents of any other website accessible from hyperlinks on KO’s website is incorporated into, or forms part of, this communication.

Participants in Solicitation

KO, CCE and CCEP and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the preliminary proxy statement/prospectus filed with the SEC. You can find information about KO’s and CCE’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 12, 2015, and March 11, 2015, respectively. You can obtain free copies of these documents from KO and CCE, respectively, using the contact information above. Information regarding CCEP’s directors and executive officers is available in the preliminary proxy statement/prospectus filed with the SEC.